StoneBridge Acquisition Corp.

One World Trade Center Suite 8500

New York, NY 10007

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

United States of America

Re:	StoneBridge Acquisition Corp. (the “Company”)

Registration Statement on Form F-4, as amended

File No. 333-272915

Dear Ms. Mansaray:

Reference is made to our letter, filed as correspondence via EDGAR on November 7, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for November 9, 2023, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please do not hesitate to contact Michael J. Blankenship at (713) 651-2678 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

StoneBridge Acquisition Corp.

By:	/s/ Bhargav Marepally
Bhargav Marepally
Chief Executive Officer

cc:	Michael J. Blankenship

Winston & Strawn LLP